

UNI 09043046
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

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SEC FILE NUMBER
8- 4 8 2 / 5

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10-01-08__ AND ENDING __09-30-09__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carey Thomas Hoover & Breault, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

8080 E. Central, Suite 200
                                (No. and Street)

Wichita   Kansas   67206
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Breault   (316) 634-2222
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hewitt & Company, PA
                    (Name – if individual, state last, first, middle name)

205 W 2nd St N   Wichita   Kansas   67202
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Jeffrey Breault_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Carey Thomas Hoover & Breault, Inc._____ , as of _____September 30_____ , 20 09___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE L. ALLSMAN
Notary Public - State of Kansas
My Appt. Expires _10-2-20___

_____
Signature

Treasurer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Hewitt & Company, PA

Board of Directors
Carey, Thomas, Hoover & Breault, Inc.

In planning and performing our audit of the financial statements of Carey, Thomas, Hoover & Breault, Inc. (the Company) for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
205 W. 2nd • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with general accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management on November 20, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hewitt & Company, PA

Hewitt & Company, PA
Wichita, Kansas
November 20, 2009



Hewitt & Company, PA

To: Carey, Thomas, Hoover & Breault, Inc.
Tom Hoover

In planning and performing our audit of the financial statements of Carey, Thomas, Hoover & Breault, Inc. as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered Carey, Thomas, Hoover & Breault, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in Carey, Thomas, Hoover and Breault, Inc.'s internal control to be a significant deficiency.

The Company does not have an individual in place to prepare annual financial statements with complete note disclosure but instead relies on the Company auditors to prepare the financial statements. Because the auditors are not considered to be part of the Company's system of internal controls, the plan has a control deficiency over the preparation of the financial statements.

This communication is intended solely for the information and use of management, and is not intended to be and should not be used by anyone other than these specified parties.

Hewitt + Company, PA

Wichita, Kansas
November 20, 2009

CAREY, THOMAS, HOOVER & BREAULT, INC.

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITOR'S REPORT

YEAR ENDED SEPTEMBER 30, 2009



Hewitt & Company, PA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Carey, Thomas, Hoover & Breault, Inc.

We have audited the accompanying statement of financial condition of Carey, Thomas, Hoover & Breault, Inc. as of September 30, 2009, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carey, Thomas, Hoover & Breault, Inc., as of September 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hewitt + Company PA

November 20, 2009

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
205 W. 2nd • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS

Current Assets

Cash	$ 353,027	
Cash deposits with clearing organization	50,005	
Receivables from broker-dealers and clearing organization	35,372	
Miscellaneous receivables	45	
Income tax receivables	3,830	
Deferred tax asset	1,919	
Total Current Assets		$ 444,198
Total Assets		$ 444,198

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable	$ 35,537	
Commissions payable	240,456	
Payroll taxes payable	305	
Total Current Liabilities		$ 276,298

Stockholders' Equity

Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000	
Additional paid-in capital	62,954	
Accumulated earnings	103,946	
Total Stockholders' Equity		167,900
Total Liabilities and Stockholders' Equity		$ 444,198

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Revenues
   Commissions $ 2,829,285

Operating Expenses		
Officers' salaries	$ 1,094,566	
Sales and office salaries	704,799	
Payroll taxes	92,289	
Employee benefits	47,388	
Retirement plan expense	47,244	
Management fees	223,890	
Clearance paid	463,688	
Licenses and fees	40,154	
Auto expense	36,000	
Legal and professional fees	21,574	
Quotation expense	17,333	
Research and subscriptions	21,215	
Insurance expense	4,011	
Advertising	10,684	
Commissions	1,951	
Reimbursement of client fees	5,212	
Contributions	1,600	
Miscellaneous expense	3,649	
Total Operating Expenses		2,837,247
Operating Loss		(7,962)
Other Income (Expense)		
Interest income	862	
Other income	21	
Total Other Income (Expense)		883
Income Taxes		
Deferred federal and state tax benefit		1,345
Net Loss		$ (5,734)

The accompanying notes are an integral part of these financial statements.

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED EARNINGS	TOTAL
Balance, Beginning of Year	$ 1,000	$ 62,954	$ 109,680	$ 173,634
Capital contributions	0	0	0	0
Net loss	0	0	(5,734)	(5,734)
Balance, End of Year	$ 1,000	$ 62,954	$ 103,946	$ 167,900

The accompanying notes are an integral part of these financial statements.

Cash Flows from Operating Activities

Net loss for the year	$	(5,734)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in:		
Cash deposits with clearing organization		47
Receivables from broker-dealers and clearing organization		23,072
Miscellaneous receivables		954
Income taxes receivable		4,883
Deferred tax asset		(1,345)
Increase (Decrease) in:		
Accounts payable		20,777
Commissions payable		13,220
Payroll taxes payable		(47)
Cafeteria plan payable		(4,554)

Net Cash Provided by Operating Activities	$	51,273
Cash Flows from Investing Activities		0
Cash Flows From Financing Activities		0
Net Increase in Cash		51,273
Cash at Beginning of Year		301,754
Cash at End of Year	$	353,027

SUPPLEMENTARY DISCLOSURE

Income taxes paid	$	0

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Business Activity
Carey, Thomas, Hoover & Breault, Inc. (the Company) is a broker-dealer of securities in Wichita, Kansas. The Company, incorporated on February 21, 1995, holds membership in the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission in accordance with Section 15(b) of the Securities Exchange Act of 1934. Security, mutual fund, annuity and life insurance contract commissions make up the Company's revenue. The Company's customers live primarily in Kansas. The Company does not receive, directly or indirectly, nor hold funds or securities for, nor owe funds or securities to customers and does not carry accounts of, or for, customers. Accounts receivable are primarily held by the Company's clearing broker or dealer. The Company has no union contracts and generally acquires labor and other services locally.

Income Recognition
Income and expenses related to the purchase or sale of customer securities are recorded on the settlement date basis. Expenses relating to fees and registrations with agencies of federal and state governments and the National Association of Security Dealers are expensed as incurred.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

Advertising Costs
Advertising costs are generally paid under the Company's management agreement and are expensed as incurred.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, including deposits with clearing organizations, with a maturity of six months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - RELATED PARTIES

The Company has entered into a management agreement with its parent corporation in which the parent corporation is to provide certain management services including advertising, administration, equipment, office space and utilities, telephone and other services necessary to operate the broker-dealer business. The parent corporation has agreed to provide adequate capital to the Company. In exchange, the Company pays to the parent corporation, on a month-to-month basis, excess funds as determined by the management agreement of Carey, Thomas, Hoover & Breault, Inc. The amounts paid cannot deplete capital of the Company below a level required by regulatory agencies and are expensed by the Company when due. The Company expensed $223,890 under this agreement during the year ended September 30, 2009.

The Company has entered into an error and omissions self-insurance contract with the parent corporation where the Company pays through management fees a determined amount each month that is set aside in a self-retention fund in the parent corporation's name.

Operating and capital leases (office space and office equipment leases) are the obligation of the parent corporation and are funded as part of the management agreement described above.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ration would exceed 10 to 1). At September 30, 2009, the Company had net capital of $152,427 which was $102,247 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.81 to 1.

NOTE D - EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan so that the employees may contribute a portion of their pretax income to a retirement fund. In November, 2005, the Company amended the 401(k) plan to allow Roth 401(k) contributions. The Company adopted a "safe harbor" to their 401(k) plan effective October 1, 2006, where the Company contributes 3% of the employees compensation to their 401(k) account. Within the 401(k) plan, the company has a discretionary profit sharing component where management can make elective contributions.

The Company established an IRC section 125 Flexible Benefits Plan on June 1, 2002. The benefits offered are:

> Health and Accidental Insurance Premium Payment Plan
> Group Term Life Insurance Premium Payment Plan
> Dependent Care Reimbursement Plan ($5,000 annual maximum benefit)

Employees are eligible to participate the first day of the month following 90 days of employment.

NOTE E - INCOME TAXES

Income taxes for the fiscal year ended September 30, 2009, are as follows:

Deferred federal tax benefit	$	1,062
Deferred state tax benefit		283
Total Benefit from Income Taxes	$	1,345

The amounts have been presented in the Company's financial statements as follows:

Current tax asset	$	0
Deferred tax asset		1,919
Net Tax Benefit	$	1,919

At September 30, 2009, the Company has a federal net operating loss that will be used to offset future federal taxable income. The deferred tax asset represents the state loss carryover that will offset future state taxable income and will expire in 2019.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

CAREY, THOMAS, HOOVER & BREAULT, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2009

Net Capital

Total stockholders' equity	$	167,900
Deduct stockholders' equity not allowed for net capital		0
Total Stockholders' Equity Qualified for Net Capital		167,900
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B. Other deductions or credits		0
Total Capital and Allowable Subordinated Liabilities		167,900
Deductions and/or Other Charges		
A. Non-allowable assets:		
Nonallowable receivable from broker-dealer		(2,977)
Deferred income tax asset		(1,919)
Prepaid income tax		(3,830)
B. Secured demand note deficiency		0
C. Commodity futures contracts and spot commodities		0
D. Other deductions and/or charges		0
Net Capital Before Haircuts on Securities Positions		159,175
Haircuts on Securities:		
A. Contractual securities commitments		0
B. Deficit in securities collateralizing demand notes		0
C. Trading and investment securities		0
1. Exempted securities		0
2. Debt securities		0
3. Options		0
4. Other securities		(6,748)
D. Undue concentrations		0
E. Other		0
Net Capital	$	152,427

Aggregate Indebtedness

Accounts payable	$	276,298
Total Aggregate Indebtedness	$	276,298

Computation of Basic Net Capital Requirement

Minimum of Net Capital Requirement of Reporting Broker or Dealer	$	50,000
Excess Net Capital	$	102,427
Excess Net Capital at 1000%	$	124,797
Excess Net Capital at 1500%	$	134,007
Ratio: Aggregate Indebtednes to Net Capital		1.81 to 1

Reconciliation of basic net capital requirement is not included as there is no material difference from the Company's computation.

See independent auditor's report.

CAREY, THOMAS, HOOVER & BREAULT, INC.
SCHEDULE 2
COMPUTATION FOR DETERMINIATION OF RESERVE REQUIREMENTS
AND POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2009

The Company is exempt from Rule 15c3-3 based on (k)(2)(ii) of Rule 15-c3-1 of the Securities and Exchange Commission. All customer transactions are cleared through another broker-dealer.

See independent auditor's report.